AMENDED AND RESTATED PROMISSORY NOTE A-2

DEFINED TERMS

Execution Date: As of December 14, 2005	City and State of Signing: New York, New York

Loan Amount: Five Hundred Forty Million and No/100 Dollars ($540,000,000.00), comprising Ninety-Five Million and No/100 Dollars ($95,000,000.00) evidenced by this Amended and Restated Promissory Note A-2 (sometimes referred to as “Note A-2”), Three Hundred Fifty Million and No/100 Dollars $350,000,000.00 evidenced by an Amended and Restated Promissory Note A-1 of even date herewith (“Note A-1”) and Ninety-Five Million and No/100 Dollars ($95,000,000.00) evidenced by an Amended and Restated Promissory Note A-3 of even date herewith (“Note A-3”) (Note A-1, Note A-2 and Note A-3 are each individually a “Component Note”)

Interest Rate: 5.465% per annum
Borrower: Short Hills Associates, L.L.C., a Delaware limited liability company
Borrower’s Address: 200 East Long Lake Road Bloomfield Hills, Michigan 48304 Attention: Treasurer
Holder: Metropolitan Life Insurance Company, a New York corporation, together with its successors and assigns

Holder’s Address:      Metropolitan Life Insurance Company
10 Park Avenue
Morristown, New Jersey 07962
Attention: Senior Managing Director, Real Estate Investments

and:    Real Estate Investments – Law Department
Metropolitan Life Insurance Company
10 Park Avenue
Morristown, New Jersey 07962
Attention:  Associate General Counsel,
                      Real Estate Investments

Maturity Date: December 14, 2015	Advance Date: The date funds under this Note are disbursed to Borrower.

Intentionally Omitted	Interest Installment Date: The first day of each calendar month following January 2006.
Intentionally Omitted

Permitted Prepayment Period: During the ninety (90) day period immediately prior to the Maturity Date, Borrower may prepay the entire Loan Amount without a Prepayment Fee on thirty (30) days’ prior written notice to Holder. In addition, commencing on the first day of the sixty-first (61st) month following the Advance Date, Borrower may prepay the Loan with a Prepayment Fee on thirty (30) days’ prior written notice to Holder, provided that Borrower shall have the right on not less than seven (7) days’ prior written notice to Holder to revoke such prepayment notice, or to extend the date originally noticed for prepayment by such prepayment notice to a stated subsequent Interest Installment Date (such date not to be more than sixty (60) days after the date Borrower originally noticed for prepayment), upon payment to Holder of Holder’s reasonable third-party out-of-pocket expenses incurred in connection with preparing for the prepayment originally scheduled for the date first noticed pursuant to such prepayment notice, such costs not to exceed Five Thousand and No/100 Dollars ($5,000.00). In no event may Borrower prepay this Note without simultaneously prepaying all the Component Notes evidencing the Loan Amount.

Liable Party: The Taubman Realty Group Limited Partnership, a Delaware limited partnership. Addresses of Liable Party: 200 East Long Lake Road, Bloomfield Hills, Michigan 48304.

Late Charge: An amount equal to four cents ($.04) for each dollar that is overdue.

Default Rate: The lesser of (i) an annual rate equal to the Interest Rate plus four percent (4%), and (ii) the highest rate permitted under applicable law.

Note: This Amended and Restated Promissory Note A-2, together with all further extensions, renewals, amendments, modifications, replacements, substitutions and restatements thereof.

Mortgage: Amended and Restated Mortgage, Security Agreement and Fixture Filing dated as of the Execution Date granted by Borrower to secure repayment of the prior Consolidated Note (hereinafter defined), this Note and each other Component Note, together with all further extensions, renewals, modifications, amendments and restatements thereof.

Loan Documents: Collectively, this Note and the other Component Notes, the Splitter Agreement, the Mortgage, the Assignment of Leases, the Subordination of Management Agreement, the Cash Management Agreement, the Cooperation Agreement, the Terrorism Insurance Agreement, and any other documents related to this Note and/or Mortgage and all further renewals, amendments, modifications, restatements and extensions of these documents, provided that the Guaranty and the Unsecured Indemnity Agreement are not Loan Documents.

Guaranty: Amended and Restated Guaranty Agreement dated as of the Execution Date and executed by Liable Party in favor of Holder, together with all further renewals, amendments, modifications and restatements thereof.

Indemnity Agreement: Amended and Restated Unsecured Indemnity Agreement dated as of the Execution Date and executed by Borrower and Liable Party in favor of Holder, together with all further renewals, amendments, modifications and restatements thereof.

The Indemnity Agreement and Guaranty are not Loan Documents and shall survive repayment of the Loan or other termination of the Loan Documents.

FOR VALUE RECEIVED, Borrower promises to pay to the order of Holder at Holder’s Address or such other place as Holder may from time to time designate, the Loan Amount with interest payable in the manner described below, in money of the United States of America that at the time of payment shall be legal tender for payment of all obligations.

Capitalized terms which are not defined in this Note shall have the meanings set forth in the Mortgage.

1.            Payment of Principal and Interest. Principal and interest under this Note shall be payable as follows:

(a)          Interest on the portion of the Loan Amount evidenced by this Note shall accrue from the Advance Date at the Interest Rate and shall be paid on each Interest Installment Date throughout the term of the Loan;

(b)          The principal sum evidenced by this Note shall be due and payable on the Maturity Date or on such earlier date, if any, as the maturity of this Note shall have been accelerated; and

(c)          On the Maturity Date, a payment in the aggregate amount of the unpaid principal sum evidenced by this Note, all accrued and unpaid interest, and all other sums evidenced by this Note or secured by the Mortgage and/or any other Loan Documents as well as any additional advances under and in accordance with the terms of the Mortgage that may be made to or on behalf of Borrower by Holder following the Advance Date (collectively, together with the indebtedness evidenced by the other Component Notes, the “Aggregate Indebtedness”), shall become immediately payable in full.

Borrower acknowledges and agrees that a substantial portion of the original principal balance of this Note shall be outstanding and due on the Maturity Date.

Interest shall be calculated on the basis of a thirty (30) day month and a three hundred sixty (360) day year, except that (i) if the Advance Date occurs on a date other than the first day of a calendar month, interest payable for the period commencing on the Advance Date and ending on the last day of the month in which the Advance Date occurs shall be calculated on the basis of the actual number of days elapsed over a three hundred sixty-five (365) day or three hundred sixty-six (366) day year, as applicable, and (ii) if the Maturity Date occurs on a date other than the last day of the month, interest payable for the period commencing on the first day of the month in which the Maturity Date occurs and ending on the Maturity Date shall be calculated on the basis of the actual number of days elapsed over a three hundred sixty-five (365) day or three hundred sixty-six (366) day year, as applicable.

2.            Application of Payments. Upon the occurrence of an Event of Default, at the election of Holder, and to the extent permitted by law, all payments shall be applied in the order selected by Holder to any expenses, prepayment fees, late charges, escrow deposits and other sums due and payable under this Note, and to unpaid interest at the Interest Rate or at the Default Rate, as applicable. The balance of any payments shall be applied to reduce the then-unpaid Loan Amount.

3.            Security. The covenants of the Mortgage are incorporated by reference into this Note. This Note and the other Component Notes shall together evidence, and the Mortgage shall secure, the Aggregate Indebtedness.

4.            Late Charge. If any payment of interest or any payment of a required escrow deposit is not paid within seven (7) days of the due date, Holder shall have the option to charge Borrower the Late Charge. The Late Charge is for the purpose of defraying the expenses incurred in connection with handling and processing delinquent payments and is payable in addition to any other remedy Holder may have. Unpaid Late Charges shall become part of the Aggregate Indebtedness and shall be added to any subsequent payments due under the Loan Documents.

5.            Acceleration Upon Default. At the option of Holder, if Borrower fails to pay any sum specified in this Note when due after giving effect to any grace periods, or if an Event of Default occurs, the Aggregate Indebtedness, and all other sums evidenced and/or secured by the

Loan Documents, including without limitation any applicable prepayment fees (collectively, the “Accelerated Loan Amount”) shall become immediately due and payable.

6.            Interest Upon Default. The Accelerated Loan Amount shall bear interest at the Default Rate which shall never exceed the maximum rate of interest permitted to be contracted for under the laws of the State of New Jersey. The Default Rate shall commence upon the occurrence of an Event of Default and shall continue until all defaults are cured.

7.            Limitation on Interest. The agreements made by Borrower with respect to this Note and the other Loan Documents are expressly limited so that in no event shall the amount of interest received, charged or contracted for by Holder exceed the highest lawful amount of interest permissible under the laws applicable to the Loan. If at any time performance of any provision of this Note or the other Loan Documents results in the highest lawful rate of interest permissible under applicable laws being exceeded, then the amount of interest received, charged or contracted for by Holder shall automatically and without further action by any party be deemed to have been reduced to the highest lawful amount of interest then permissible under applicable laws. If Holder shall ever receive, charge or contract for, as interest, an amount which is unlawful, at Holder’s election, the amount of unlawful interest shall be refunded to Borrower (if actually paid) or applied to reduce the then unpaid Loan Amount. To the fullest extent permitted by applicable laws, any amounts contracted for, charged or received under the Loan Documents included for the purpose of determining whether the Interest Rate would exceed the highest lawful rate shall be calculated by allocating and spreading such interest to and over the full stated term of this Note.

8.            Prepayment. Borrower shall not have the right to prepay all or any portion of the Loan Amount at any time during the term of this Note except as expressly set forth in the Defined Terms. If Borrower provides notice of its intention to prepay, the Accelerated Loan Amount shall become due and payable on the date specified in the prepayment notice subject to Borrower’s one-time right to revoke such prepayment notice or extend the date specified in such prepayment notice as provided in the Defined Terms.

9.	Prepayment Fee.

(a)          Any tender of payment by Borrower or any other person or entity of the Aggregate Indebtedness, other than as expressly provided in the Loan Documents, shall constitute a prohibited prepayment. If a prepayment of all or any part of the Aggregate Indebtedness is made following (i) an Event of Default and an acceleration of the Maturity Date, or (ii) except during the ninety (90) day period immediately prior to the Maturity Date, in connection with a purchase of the Property or a repayment of the Aggregate Indebtedness at any time before, during or after, a judicial or non-judicial foreclosure or sale of the Property, then to compensate Holder for the loss of the investment, Borrower shall pay an amount equal to the Prepayment Fee (as hereinafter defined).

(b)          The “Prepayment Fee” shall be the greater of (A) the Prepayment Ratio (as hereinafter defined) multiplied by the difference between (x)  and (y), where (x) is the present value of all remaining payments of principal and interest including the outstanding principal due on the Maturity Date, discounted at the rate which, when compounded monthly, is equivalent to the Treasury Rate compounded semi-annually, and (y) is the amount of the principal then outstanding, or (B) one percent (1%) of the amount of the principal being prepaid.

(c)          The “Treasury Rate” shall be the annualized yield on securities issued by the United States Treasury having a maturity equal to the remaining stated term of the Note, as quoted in the Federal Reserve Statistical Release [H.15 (519)] under the heading “U.S. Government Securities – Treasury Constant Maturities” for the date on which prepayment is being made. If this rate is not available as of the date of prepayment, the Treasury Rate shall be determined by interpolating between the yield on securities of the next longer and next shorter maturity. If the Treasury Rate is no longer published, Holder shall select a comparable rate. Holder will, upon request, provide an estimate of the amount of the Prepayment Fee two (2) weeks before the date of the scheduled prepayment.

(d)          The “Prepayment Ratio” shall be a fraction, the numerator of which shall be the amount of principal being prepaid, and the denominator of which shall be the principal then outstanding.

10.          Waiver of Right to Prepay Note Without Prepayment Fee. Borrower acknowledges that Holder has relied upon the anticipated investment return under this Note and the other Component Notes in entering into transactions with, and in making commitments to, third parties and that the tender of any prohibited prepayment under Section 9(a) hereof, shall, to the extent permitted by law, include the Prepayment Fee. Borrower agrees that the Prepayment Fee represents the reasonable estimate of Holder and Borrower of a fair average compensation for the loss that may be sustained by Holder as a result of a prohibited prepayment of this Note and it shall be paid without prejudice to the right of Holder to collect any other amounts provided to be paid under the Loan Documents.

BORROWER EXPRESSLY (A) WAIVES ANY RIGHTS IT MAY HAVE UNDER APPLICABLE STATE LAW TO PREPAY THIS NOTE, IN WHOLE OR IN PART, WITHOUT FEE OR PENALTY, UPON ACCELERATION OF THE MATURITY DATE OF THIS NOTE, AND (B) AGREES THAT IF, FOR ANY REASON, A PREPAYMENT OF THIS NOTE IS MADE, UPON OR FOLLOWING ANY ACCELERATION OF THE MATURITY DATE OF THIS NOTE BY HOLDER ON ACCOUNT OF ANY EVENT OF DEFAULT BY BORROWER UNDER ANY LOAN DOCUMENT, INCLUDING BUT NOT LIMITED TO ANY TRANSFER, FURTHER ENCUMBRANCE OR DISPOSITION WHICH IS PROHIBITED OR RESTRICTED BY THE MORTGAGE, THEN BORROWER SHALL BE OBLIGATED TO PAY CONCURRENTLY THE PREPAYMENT FEE SPECIFIED IN SECTION 9. BY EXECUTING THIS NOTE, BORROWER AGREES THAT HOLDER’S AGREEMENT TO MAKE THE LOAN AT THE INTEREST RATE AND FOR THE TERM SET FORTH IN THIS NOTE CONSTITUTES ADEQUATE CONSIDERATION FOR THIS WAIVER AND AGREEMENT.

11.          Liability of Borrower. Upon the occurrence of an Event of Default, except as provided in this Section 11, Holder will look solely to the Property and the security under the

Loan Documents for the repayment of the Loan and will not enforce a deficiency or other judgment, order or claim against Borrower or any of Borrower’s constituent partners or any partner, director, officer, trustee, shareholder, member, employee or principal of any such partner, nor any of their successors and assigns except as set forth in this Section 11. However, nothing contained in this Section 11 shall limit the rights of Holder to proceed against Borrower and/or the Liable Party, (i) to enforce any leases entered into by Borrower or its affiliates as tenant, guarantees, or other agreements entered into by Borrower in a capacity other than as borrower or any policies of insurance; (ii) to recover damages for fraud or intentional material misrepresentation; (iii) to recover any condemnation proceeds or insurance proceeds which have not been applied in accordance with the express terms of the Loan Documents by Borrower or which, under the terms of the Loan Documents, should have been paid to Holder; (iv) to recover any tenant security deposits, tenant letters of credit or other deposits or fees paid to Borrower that are part of the collateral for the Loan or prepaid rents for a period of more than thirty (30) days which have not been delivered to Holder upon foreclosure; (v) to recover Rents and Profits received by Borrower after the first day of the month in which an Event of Default occurs and prior to the earlier of (1) the date such Event of Default is cured by Borrower or expressly waived in writing by Holder or (2) the date Holder (or any other third party purchaser at a foreclosure sale) acquires title to the Property, which have not been applied to the Loan or in accordance with the Loan Documents to operating and maintenance expenses of the Property; (vi) to recover damages, costs and expenses arising from, or in connection with the provisions of the Mortgage pertaining to hazardous materials or the Indemnity Agreement; (vii) to recover damages arising from Borrower’s willful failure to comply with the provisions of the Mortgage pertaining to ERISA; (viii) to recover damages arising from Borrower’s failure to obtain Holder’s prior written consent to any subordinate mortgage financing encumbering the Property; and/or (ix) to recover damages arising from the breach in any material respect of any of the representations and warranties contained in Section 2.10(c), (d), and (e) of the Mortgage and those contained in the definition of “Special Purpose Entity” in the Mortgage which are backward-looking representations, to the extent such breach results in a consolidation of Borrower with any of its Affiliates in a bankruptcy or other insolvency proceeding. Notwithstanding anything to the contrary contained herein, in no event shall any direct or indirect partner in The Taubman Realty Group Limited Partnership have any personal liability hereunder.

12.          Waiver by Borrower. Except for notices expressly provided for in the Loan Documents, Borrower and others who may become liable for the payment of all or any part of this Note and/or either of the other Component Notes, and each of them, waive diligence, demand, presentment for payment, notice of nonpayment, protest, notice of dishonor and notice of protest, notice of intent to accelerate and notice of acceleration and specifically consent to and waive notice of any amendments, modifications, renewals or extensions of this Note and/or Note A-1 and/or Note A-3, including the granting of extension of time for payment, whether made to or in favor of Borrower or any other person or persons.

13.          Exercise of Rights. No single or partial exercise by Holder, or delay or omission in the exercise by Holder, of any right or remedy under the Loan Documents shall waive or limit the exercise of any such right or remedy. Holder shall at all times have the right to proceed against any portion of or interest in the Property in the manner that Holder may deem appropriate, without waiving any other rights or remedies. The release of any party under this Note and/or either of the other Component Notes shall not operate to release any other party which is liable under this Note and/or either of the other Component Notes and/or under the other Loan Documents or under the Guaranty or the Indemnity Agreement.

14.          Fees and Expenses. If an Event of Default occurs, Borrower shall be liable for and shall pay to Holder, in addition to the sums stated above, the costs and expenses of enforcement and collection, including, without limitation, reasonable attorney’s fees. This obligation is subject to the limitation under Section 11.

15.          No Amendments. This Note may not be further modified or amended except in a writing executed by Borrower and Holder. No waivers shall be effective unless they are set forth in a writing signed by the party which is waiving a right. This Note and the other Loan Documents are the final expression of the lending relationship between Borrower and Holder.

16.          Governing Law. This Note shall in all respects be governed by, and construed and enforced in accordance with, the laws of the State of New Jersey, without regard to conflict of laws principles.

17.          Construction. The words “Borrower” and “Holder” shall be deemed to include their respective heirs, representatives, successors and assigns, and shall denote the singular and/or plural, and the masculine and/or feminine, and natural and/or artificial persons, as appropriate. The provisions of this Note shall remain in full force and effect notwithstanding any changes in the shareholders, partners or members of Borrower. The captions in this Note are inserted only for convenience of reference and do not expand, limit or define the scope or intent of any section of this Note.

18.          Notices. All notices, demands, requests and consents permitted or required under this Note shall be given in the manner prescribed in the Mortgage.

19.          Time of the Essence. Time shall be of the essence with respect to all of Borrower’s obligations under this Note.

20.          Severability. If any provision of this Note should be held unenforceable or void, then that provision shall be deemed separable from the remaining provisions and shall not affect the validity of this Note, except that if that provision relates to the payment of principal and/or interest, then Holder may, at its option, declare the Aggregate Indebtedness (together with the Prepayment Fee) immediately due and payable.

21.	Intentionally Omitted.

22.          Replacement Note. This Note, together with the other two Component Notes, evidences the same principal indebtedness of Five Hundred Forty Million and No/100 Dollars ($540,000,000.00) remaining unpaid on, and heretofore evidenced by, that certain Consolidated,

Amended and Restated Promissory Note made by Borrower to Holder dated the date hereof, in the original consolidated principal amount of Five Hundred Forty Million and No/100 Dollars ($540,000,000.00) (the “Prior Consolidated Note”), it being the intention of Borrower and Holder by its acceptance hereof that, this Note, together with the other two Component Notes, shall constitute a renewal, extension, modification and restatement of the terms of payment of the indebtedness evidenced by the Prior Consolidated Note, all of which terms are superseded by, and subsumed within, the terms of this Note and the other two Component Notes, but neither this Note nor either of the other two Component Notes shall operate to discharge, satisfy, cancel, release or repay, or be deemed a substitution, or novation, of the indebtedness heretofore evidenced by the Prior Consolidated Note, which indebtedness is hereby expressly preserved and confirmed

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IN WITNESS WHEREOF, Borrower has, by its duly authorized representatives, executed this Note as of the Execution Date.

SHORT HILLS ASSOCIATES, L.L.C.,

a Delaware limited liability company

By:	Short Hills SPE LLC,

a Delaware limited liability company,

its managing member

By:	The Taubman Realty Group Limited Partnership,
a Delaware limited partnership,
its sole member
	By:	__/s/ Steven Eder________________
Name: Steven Eder

                Title: Authorized Signatory

CONSENTED AND AGREED TO:

METROPOLITAN LIFE INSURANCE COMPANY,

a New York corporation

By:	/s/ David V. Politano
Name: David V. Politano
Title: Director